

Mail Stop 3561

April 10, 2009

Sau Kwong Leung
ASIAMART, Inc.
Room 1508 Peninsula Square
18 Sung On Street
Hunghom, Kowloon, Hong Kong

      Re: ASIAMART, Inc.
              Item 4.01 Form 8-K
              Filed March 2, 2009
              File No. 000-27145

Dear Sau Kwong Leung:

      We have reviewed your amended filing and response letter dated April 9, 2009 and have the following comment. Please amend your filing and provide a written response to our comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment 1 to Item 4.01 8-K Filed April 10, 2009

1.   Please state whether the decision to dismiss C&H was approved or recommended by the Board of Directors or an audit or similar committee of the Board of the Directors. Refer to paragraph (a)(1)(iii) of Item 304 of Regulation S-K.

      Please amend your filing and respond to our comment within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your response. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter as a correspondence file on EDGAR.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant